Exhibit 8.1
Significant Subsidiaries
The following is a list of our significant subsidiaries and other subsidiaries, including the country of incorporation or residence. Each of our subsidiaries listed below is wholly-owned.

Name of Subsidiary	Country of Incorporation or Residence
NICE Systems Australia PTY Ltd.	Australia
NICE Systems Technologies Brasil LTDA	Brazil
NICE Systems Canada Ltd.	Canada
NICE Interactive Solutions India Private Ltd.	India
Actimize Ltd.	Israel
NICE Japan Ltd.	Japan
NICE Technologies Mexico S.R.L.	Mexico
NICE Netherlands B.V.	Netherlands
NICE Systems (Singapore) Pte. Ltd.	Singapore
NICE Technologies Sole Proprietorship LLC	United Arab Emirates
Actimize UK Limited	United Kingdom
NICE Systems Technologies UK Limited	United Kingdom
NICE Systems UK Ltd.	United Kingdom
Actimize Inc.	United States
inContact Inc.	United States
NICE Systems Inc.	United States
NICE Systems Technologies Inc.	United States
LiveVox Inc.	United States